Exhibit 99.1

SciSparc’s Drug Discovery Joint Venture MitoCareX Bio Successfully Developed its Core Algorithm to allow suitable Modelling of Human Mitochondrial Carriers for Accelerating its Cancer Drug Discovery Program

TEL AVIV, Israel, May 08, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that its joint venture MitoCareX Bio, which focuses on the discovery and development of potential drugs for cancers, rare diseases and other life-threatening conditions, succeeded to develop its core algorithm for allowing the generation of reliable 3D comparative models of human SLC25A mitochondrial carrier proteins - promising transporting targets for innovating therapies.

Trustable 3D models of mitochondrial transporters are a valuable tool for the discovery of anti-cancer drugs to help drug producers develop more effective and targeted therapies for cancer.

The human mitochondrial carrier family (SLC25A protein family) is the largest group of solute carriers transporting a variety of metabolites, amino acids, nucleotides, and cofactors across the highly selective inner mitochondrial membrane. Consisting of 53 members, transporters of this family are extensively shown to be involved in different types of malignancies such as: cervical, prostate, hepatocellular carcinoma, and breast cancer, among others.

However, a major challenge for drug discovery in the field is the very limited amount of solved 3D protein structures (e.g., by x-ray crystallography) that can often ignite computer aided drug discovery campaigns. In addition, these proteins have different functional conformations that may be challenging to be correctly predicted with current  machine learning (ML) or AI-based systems, without ad-hoc guidance.

To address this challenge, MitoCareX Bio has developed MITOLINE™ - an algorithm used by the company to translate its knowledge concerning specific “hot-spots” within key mitochondrial carriers’ amino acid sequences for the generation of reliable 3D comparative models. According to the company, the generated MITOLINE™ based 3D comparative models of mitochondrial carriers can be used for the study of ligand binding, substrate translocation mechanism, and for the characterization of yet uncharacterized mitochondrial carriers.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential advantages and benefits of MITOLINE™. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055